UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Equifax do Brasil S.A.

(Exact name of registrant as specified in its charter)

Avenida Paulista, 1,636

3rd Floor, Suite 309, Room 1 Bela Vista

São Paulo, Brazil, ZIP code 01310-200

+1 (404) 885-8000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Meeting of the Shareholders of Equifax do Brasil S.A.

August 16, 2023 — The shareholders of Equifax do Brasil S.A. (the “Company”), at a meeting held on August 16, 2023, have resolved to appoint four new members to the Company’s Board of Directors: Mark W. Begor, John W. Gamble, Jr., Paulino do Rego Barros Jr. and Alfredo Cotait Neto. The shareholders also approved the departure of Patricio Remon, Susan E. Hutchison and Cesar Calomino from the Board of Directors. Upon formal investiture, the Company’s Board of Directors will be comprised of Mark W. Begor, as Chairman, John W. Gamble, Jr., Paulino do Rego Barros Jr., Alfredo Cotait Neto and Lisa Nelson.

Mark W. Begor has been the Chief Executive Officer and a director of Equifax Inc. (“Equifax”), which owns 80% of the outstanding common shares of the Company, since 2018. Prior to joining Equifax, Mr. Begor was the Managing Director in the Industrial and Business Services group at Warburg Pincus, a global private equity investment firm. Prior to that, Mr. Begor spent 35 years at General Electric Company (“GE”), a global industrial and financial services company, in a variety of operating and financial roles. During his career at GE, Mr. Begor served in a variety of roles leading to multi-billion dollar units of the company, including as President and CEO of GE Energy Management from 2014 to 2016, President and CEO of GE Capital Real Estate from 2011 to 2014, and President and CEO of GE Capital Retail Finance (Synchrony Financial) from 2002 to 2011. Mr. Begor served on the Fair Isaac Corporation (FICO) board of directors from 2016 to 2018, and has served on the NCR Corporation board of directors since 2020.

John W. Gamble, Jr. has been the Chief Executive Officer of the Company since February 2023. He has also been the Executive Vice President, Chief Financial Officer and Chief Operations Officer of Equifax since February 2021. From May 2014 to February 2021, he was Corporate Vice President and Chief Financial Officer of Equifax. From September 2005 to May 2014 he was Executive Vice President and Chief Financial Officer of Lexmark International, Inc., a global provider of document solutions, enterprise content management software and services, printers and multifunction printers.

Paulino do Rego Barros Jr. is the former interim Chief Executive Officer of Equifax. He served on the Boa Vista Serviços board of directors from 2020 until August 2023. Prior to serving as interim Chief Executive Officer of Equifax, Barros led Equifax’s Asia-Pacific business, and before that he led the company’s international business unit and its U.S. Information Solutions business unit. Barros joined Equifax in 2010 after holding executive positions at AT&T and BellSouth Corporation. He also held managerial and executive roles at Monsanto Company, Motorola, Inc. and The NutraSweet Company.

Alfredo Cotait Neto is the President of the Federation of Commercial Associations of the State of São Paulo. He served as a member of the Boa Vista Serviços board of directors from 2010 until August 2023. He has been a Managing Partner at Engenharia e Construções Engetécnica LTDA since 1979 and the president of the Brazil Lebanon Cultural Center since 2012. Between 2019 and 2021 Neto was the President of the São Paulo Trade Association (ACSP) and the Brazil – Lebanon Chamber of Commerce. He has previously held the positions of Engineer and Works Director at Gto Grupo Técnico de Obras S.A., Construction Engineer at the Atomic Energy Institute (Instituto de Energia Atômica), Controller at Checkinvest DTVM LTDA., Managing Partner at Acréscimo DVTM LTDA. and Managing Partner at Check Participações LTDA from 1987 to 2014.

Lisa Nelson has been a director of the Company since February 2023. She is also the Executive Vice President, President, International of Equifax since June 2021. From August 2019 to June 2021, she served as Group Managing Director, Equifax Australia and New Zealand. From January 2015 to August 2019 she served as President and General Manager, Equifax Canada. From November 2011 to January 2015 she served as Senior Vice President, Enterprise Alliance Leader of Equifax U.S. Information Solutions. From August 2004 to November 2011 she served as Vice President, Global Scoring Solutions of FICO.

At the same meeting, the Company’s shareholders also resolved to (i) approve the reduction of the Company’s share capital, pursuant to article 173 of the Brazilian Corporate Law, by up to R$1,152,000,000.00 without the cancellation of shares representing the Company’s share capital, and (ii) register that, for the purposes of article 174 of the Brazilian Corporate Law, the management of the Company will ratify, in a new Extraordinary General Meeting, the final amount of the Company’s capital reduction, with the consequent amendment of the Company’s Bylaws and the definition of the payment date of the amounts to be refunded to the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equifax do Brasil S.A.

By:	/s/ John W. Gamble, Jr.
Name: John W. Gamble, Jr.
Title: Chief Executive Officer

Date: August 17, 2023